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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Orange 21 Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
685317109
(CUSIP Number)
John Pound
Integrity Brands Partners LLC
53 Westbourne Terrace
Brookline, MA 02446
617-731-4070

With a copy to:

Robert Birnbaum, Esq.
Paul Bork, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1151
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	685317109	Page	2	of	9

1	NAMES OF REPORTING PERSONS: The Integrity Brands Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-3964059

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		750,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

2

CUSIP No.	685317109	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Integrity Brands Partners LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-3964000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		750,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

3

CUSIP No.	685317109	Page	4	of	9

1	NAMES OF REPORTING PERSONS: John Pound

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		750,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

4

CUSIP No. 685317109	Page 5 of 9 Pages
Item 1.     Security and Issuer
This joint statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Orange 21 Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2070 Las Palmas Drive, Carlsbad, CA 92009. As reported on the Issuer’s 10Q for the quarter ended March 31, 2006, 8,084,314 shares of the Issuer’s Common Stock were outstanding.
Item 2.     Identity and Background
(a) This joint statement on Schedule 13D is being filed by The Integrity Brands Fund, L.P., Integrity Brands Partners LLC and John Pound, who are collectively referred to as the “Reporting Persons.” Mr. Pound (the “Manager”) is the manager of Integrity Brands Partners LLC (the “General Partner”), which is the sole general partner of The Integrity Brands Fund, L.P. (the “Fund”). The General Partner has the power to vote and dispose of the shares of Common Stock owned by the Fund, and by virtue of his position, the Manager has the power to direct the vote and dispose of the shares of Common Stock held by the Fund. Information with respect to each of the Reporting Persons is as follows:
(b) The business address for each Reporting Person is 53 Westbourne Terrace, Brookline, Massachusetts 02446. The business telephone number for each Reporting Person is 617-731-4070.
(c) The business of the Fund is that of a limited partnership engaged in the purchase and sale of securities for its own account. In addition to being the sole Manager, Mr. Pound is the sole manager of Integrity Brands Advisors LLC, a limited liability company that identifies, originates, and oversees investment opportunities in public and private companies in the consumer brand and specialty retail arenas, on behalf of himself and other co-ventures.
(d) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding.
(e) None of the Reporting Persons have, in the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered such Reporting Person subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The General Partner is a Delaware limited liability company, the Fund is a Delaware limited partnership and Mr. Pound is a United States citizen.
Item 3.     Source and Amount of Funds or Other Consideration
The Reporting Persons acquired all shares of Common Stock for a total of $3,195,007.18 using cash contributed to the Fund by the General Partner and the limited partners of the Fund in exchange for partnership interests in the Fund.
Item 4.     Purpose of Transaction

CUSIP No. 685317109	Page 6 of 9 Pages
The Reporting Persons acquired shares of the Common Stock of the Issuer based on their belief that (i) there is compelling value inherent in the Issuer’s core brand and products; (ii) the Issuer’s Common Stock is undervalued in the public market and (iii) value will be created through enhancements of operations as well as through continued growth of the Issuer’s brand and distribution channels.
The Reporting Persons have begun a dialogue with the Issuer’s management team with the goal of playing a positive role in the value creation process.
Except as set forth above, the Reporting Persons do not have any current intention, plan, or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer become eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above. The Reporting Persons reserve their right to monitor their investment and alter their plans with respect to these and all other issues pertaining to their investment at any point in time.
Item 5.     Interest in Securities of the Issuer
(a) As of the date stated hereof, the Reporting Persons have the following interest in the securities of the Issuer:
(i) the Fund beneficially owns 750,000 shares of the Issuer’s Common Stock, representing 9.28% of the Issuer’s Common Stock; and
(ii) the General Partner may be deemed to beneficially own all shares of Common Stock beneficially owned by the Fund and Mr. Pound, based on his position as the sole Manager of the General Partner, may be deemed to beneficially own all shares of Common Stock deemed to be beneficially owned by the General Partner.
(b) With regard to all shares of Common Stock owned by the Fund, the General Partner and by Mr. Pound, dispositive and voting power may be deemed to be shared.

CUSIP No. 685317109	Page 7 of 9 Pages
(c) The following transactions in the Common Stock were conducted by the Reporting Persons since March 12, 2006, the date which is 60 days prior to the event requiring the filing of this Schedule 13D:

		No. of Shares	Purchase/(Sale)
Person	Date	Purchased/(Sold)	Price Per Share
The Integrity Brands Fund, L.P.	4/28/2006	189,750	$4.10
	5/4/2006	1,300	$4.20
	5/4/2006	100	$4.23
	5/4/2006	1,900	$4.25
	5/4/2006	13,700	$4.43
	5/4/2006	11,330	$4.44
	5/4/2006	200	$4.45
	5/4/2006	1,100	$4.47
	5/4/2006	76,170	$4.48
	5/9/2006	2,116	$4.15
	5/9/2006	400	$4.19
	5/9/2006	3,500	$4.20
	5/9/2006	600	$4.21
	5/9/2006	5,300	$4.25
	5/9/2006	700	$4.34
	5/9/2006	12,384	$4.35
	5/11/2006	100,000	$4.35
	5/11/2006	153,500	$4.35
	5/17/2006	36,100	$3.90
	5/17/2006	1,297	$4.07
	5/17/2006	3	$4.10
	5/18/2006	200	$4.12
	5/18/2006	10,000	$4.15
	5/18/2006	25,000	$4.18
	5/18/2006	100	$4.19
	5/18/2006	22,850	$4.20
	5/18/2006	100	$4.21
	5/18/2006	2,500	$4.22
	5/18/2006	4,000	$4.25
	5/18/2006	5,000	$4.26
	5/18/2006	300	$4.29
	5/18/2006	10,291	$4.30
	5/18/2006	19,300	$4.31
	5/18/2006	4,400	$4.32
	5/18/2006	5,800	$4.33
	5/18/2006	8,996	$4.34
	5/18/2006	7,663	$4.35
	5/19/2006	9,650	$4.25
	5/19/2006	200	$4.32
	5/19/2006	2,200	$4.33

CUSIP No. 685317109	Page 8 of 9 Pages
Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.
(d) N/A
(e) N/A
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for matters described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.     Material to be Filed as Exhibits
Exhibit 1     Joint Filing Agreement by and among The Integrity Brands Fund, L.P., Integrity Brands Partners LLC and John Pound dated May 22, 2006.

CUSIP No. 685317109	Page 9 of 9 Pages
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

DATE:	May 22, 2006

THE INTEGRITY BRANDS FUND, L.P.
By: Integrity Brands Partners LLC
General Partner

By:	/s/ John Pound
John Pound
Manager

INTEGRITY BRANDS PARTNERS LLC
By:	/s/ John Pound
John Pound
Manager

JOHN POUND
By:	/s/ John Pound
John Pound

CUSIP No. 685317109	Page 1 of 1 Page
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of May 22, 2006, that only one Schedule 13D containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Orange 21 Inc., and such Schedule 13D to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

DATE:	May 22, 2006

THE INTEGRITY BRANDS FUND, L.P.
By: Integrity Brands Partners LLC
General Partner

By:	/s/ John Pound
John Pound
Manager

INTEGRITY BRANDS PARTNERS LLC
By:	/s/ John Pound
John Pound
Manager

JOHN POUND
By:	/s/ John Pound
John Pound